NAME OF REGISTRANT: Southern Company
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on Southern Company 2015 Proxy Statement: GREENHOUSE GAS EMISSIONS REDUCTION GOALS SOUTHERN COMPANY, Symbol: SO Filed by: As You Sow

Proponents urge a “YES” vote on Proposal 7
Southern Company is one of the most significant power companies in the U.S., and would strongly benefit from adopting a greenhouse gas reduction goal. Its current environmental programs are failing to manage the company’s escalating carbon risk and the associated financial impacts. For example, the company has pursued high cost carbon management strategies -nuclear and coal gasification- at the expense of shareholders who are currently absorbing losses from these troubled projects. Similarly, the company backslid on its carbon reporting and transparency, making it impossible for shareholders to verify whether its net corporate carbon emissions are falling or rising. Low carbon investments offer a solution to these carbon management problems, yet Southern Company has adopted only a small proportion of renewable power and energy efficiency relative to its portfolio. Shareholders request that Southern Company adopt a greenhouse gas reduction target as a means of moving the company away from its coal based orientation, and incent it to shift toward energy sources that will remain competitive in the low carbon economy.

RESOLVED: Shareholders request that Southern Company adopt absolute, quantitative time-bound goals for reducing total greenhouse gas (GHG) emissions from operations and report to shareholders by November 1, 2015 on its plans to achieve these goals (omitting proprietary information and prepared at reasonable cost.)”

BACKGROUND ON IMPORTANCE OF CARBON REDUCTION TARGET
Climate change is becoming an increasingly important issue, with escalating physical impacts and severe financial ramifications. Climate change is driven by greenhouse gases (GHG) such as carbon dioxide and methane, which trap heat and cause global temperature to rise through the “greenhouse” effect. Burning fossil fuels for energy use is the largest contributor to rising GHG emissions and thus the most prominent cause of climate change. To give a sense of the unprecedented rate of change, during the past 650,000 years the carbon dioxide level in the atmosphere ranged between 180ppm-300ppm, while in the last 100 years the carbon dioxide level soared to 400ppm.

The U.S. Department of Defense has declared climate change to be a security threat, and produced a report detailing how climate change will strain water supply; cause droughts; hurricanes; and crop failures; and that climate change can lead to social instability; political unrest; and the migration of millions of people.1 According to the London School of Economics, without strong action to reduce GHG emissions, that the overall costs of climate change will wipe out approximately 5% of global gross domestic product (GDP) each year. 2

The effects of climate change are increasingly devastating, expensive, and predicted to catastrophically escalate without action to significantly reduce carbon emissions. For example in the U.S., Superstorm Sandy, Hurricane Katrina, and the East Coast’s prolonged exposure to the “polar vortex” were all linked to changing atmospheric patterns from climate change, and inflicted $223 billion of damages.3,4 Additionally, the drought in the South West and West Coast, which have been linked to climate change, threaten water supply and critical agricultural production areas, such California’s Central Valley.5

Climate change is currently causing the death of 400,000 people, and costing the global markets $1.2 trillion annually.6 This damage has come with just an average .85°C rise in temperature; if nothing is done to stop climate change, temperatures are expected to rise to between 3.7-4.8°C.7

1 NY Times. Pentagon Signals Security Risks of Climate Change. (Oct, 2014). http://www.nytimes.com/2014/10/14/us/pentagon-says-global-warming-presents-immediate-security-threat.html?_r=0
2 Stern, Nicolas, “The Stern Review: The Economics of Climate Change” (October 30, 2006) http://webarchive.nationalarchives.gov.uk/20130129110402/http://www.hm-treasury.gov.uk/d/Chapter_3_How_climate_change_will_affect_people_around_the_world_.pdf,
3 NOAA National Climatic Data Center. Billion-Dollar Weather and Climate Disasters: Table of Events. http://www.ncdc.noaa.gov/billions/events   &  Nature. Kerry Emanuel. Increasing destructiveness of tropical cyclones over the past 30 years. (Aug, 2005). ftp://texmex.mit.edu/pub/emanuel/PAPERS/NATURE03906.pdf & Huffington Post. Polar Vortex May Have Cost Economy $5 Billion. (Jan, 2013). http://www.huffingtonpost.com/2014/01/09/deep-freeze-may-have-cost_n_4570576.html
4 USA Today. Polar vortex visits to U.S. linked to climate change. (Sept, 2014). http://www.usatoday.com/story/weather/2014/09/02/polar-vortex-climate-change/14973047/  & Think Progress. Superstorm Sandy’s Link To Climate Change: ‘The Case Has Strengthened’ Says Researcher. (Oct, 2013). http://thinkprogress.org/climate/2013/10/28/2843871/superstorm-sandy-climate-change/
5 USA News. Climate Change Caused California Drought. (April, 2015) http://www.usnews.com/news/blogs/at-the-edge/2015/04/14/climate-change-and-the-california-drought
6 The Guardian. Climate change is already damaging global economy, report finds. (Sept, 2012). http://www.theguardian.com/environment/2012/sep/26/climate-change-damaging-global-economy
7 IPCC, 2013: Summary for Policymakers. In: Climate Change 2013: The Physical Science Basis. Contribution of
Working Group I to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Stocker,
T.F., D. Qin, G.-K. Plattner, M. Tignor, S.K. Allen, J. Boschung, A. Nauels, Y. Xia, V. Bex and P.M. Midgley (eds.)] pg. 5 http://www.ipcc.ch/pdf/assessment-report/ar5/wg1/WG1AR5_SPM_FINAL.pdf . See also IPCC, 2014: Summary for Policymakers. In: Climate Change 2014: Mitigation of Climate Change. Contribution of Working Group III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Edenhofer, O., R. Pichs-Madruga, Y. Sokona, E. Farahani, S. Kadner, K. Seyboth, A. Adler, I. Baum, S. Brunner, P. Eickemeier, B. Kriemann, J. Savolainen, S. Schlömer, C. von Stechow, T. Zwickel and J.C. Minx (eds.)]. pg 8. https://www.ipcc.ch/pdf/assessment-report/ar5/wg3/ipcc_wg3_ar5_summary-for-policymakers.pdf .

The Proponents’ resolution is intended to address climate change through the reduction of Southern Company’s carbon emissions, as well as support Southern Company in minimizing the business risk associated with increased climate protection regulations, and increasingly competitive low carbon technology.

RATIONALE FOR A YES VOTE
A.	CARBON REDUCTION RESULTS IN IMPROVED FINANCIAL PERFORMANCE
Research demonstrates that climate management yields financial value. When corporations track, manage, and reduce climate impacts, various financial indicators improve. Benefits can include enhanced return on equity, stronger dividends, lower earnings volatility, reduced emissions and minimized regulatory risk.8 Other carbon management business benefits include commodity price certainty, responsiveness to customer demand for low carbon solutions, reduced overhead, and improved leadership and branding.9 A third analysis confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”10  This is key as Southern Company’s shareholder value has dropped over 10% since January.11

This troubling trend appears to be the market’s reaction to cost overruns at Southern’s coal gasification project in Kemper County, Mississippi and its nuclear expansion at Plant Vogtle. The costs of such projects are unsustainable; a greenhouse gas reduction target would encourage Southern Company to focus on making more carbon reductions, and doing so more cost-efficiently.

8 CDP S&P500 Leaders Report, 2014; note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector https://www.cdp.net/CDPResults/CDP-SP500-leaders-report-2014.pdf
9 Ceres. Power Forward 2.0. http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
10 University of Pittsburg (Gillan, Hartzell, Koch, Starks). Firm’s Environmental, Social and Governance (ESG) Choices, Preformance and Managerial Motivation. (2010). http://business.pitt.edu/katz/sites/default/files/koch3.pdf
11 In-text graphic, citing Google Finance stock data for Southern Company between January and April 2015.

B.	OTHER MAJOR POWER PRODUCERS HAVE ADOPTED GHG TARGETS
GHG targets are becoming increasingly common across sectors; a report ranking 613 U.S. companies found that 35% of companies surveyed have a time bound GHG emission target, up 32% in 2012.12 GHG reduction targets are also well established in the utility sector; companies including AEP, Exelon, Duke, Con Edison, NextEra Energy, PSEG, Idaho Power, WGL Holdings (gas) previously or currently have adopted quantitative, time bound goals for emission reductions.13 NRG, another of the largest power producers with an enormous coal fleets, took a bold step announcing a goal of cutting 90% of the company’s carbon emissions by 2050.14 Most GHG targets are independent of state-mandated resource planning, and extend beyond these processes, demonstrating that aspirational carbon reduction goals can be set separately from regulated resource planning processes.

C.	SOUTHERN COMPANY’S SIGNIFICANT COAL EMISSIONS & TRENDS
Investors need Southern Company to improve its carbon management and reporting because its existing carbon fleet represents extreme liability for the company. Southern Company is the nation’s second largest power producer and creates the second largest amount of carbon dioxide emissions of U.S. electric power producers, representing over 1.8% of the U.S.’ total carbon emissions.15 Southern Company also owns six of the nation’s most polluting power plants, including the first and fifth most polluting plants.16 Southern Company’s Scherer Plant is the largest, most polluting power plant in the U.S., and is the largest power plant in the Western hemisphere.17

12 Ceres. Gaining Ground: Progress Report 2014. (Page 6).  http://www.ceres.org/roadmap-assessment/resources/gaining-ground
13 WGL: http://wglholdings.com/releasedetail.cfm?ReleaseID=629266; Exelon: http://www.exeloncorp.com/environment/strategy/overview.aspx;  Duke: http://sustainabilityreport.duke-energy.com/our-sustainability-plan-and-goals/our-sustainability-plan-and-goals/ ; AEP: https://www.aep.com/newsroom/newsreleases/?id=1077; Con Edison http://www.conedison.com/ehs/2013-sustainability-report/2a-environmental.html ; NextEra http://www.nexteraenergyresources.com/who/climate.shtml; PSEG https://www.pseg.com/info/media/newsreleases/2009/2009-07-23.jsp; Idaho Power https://www.idahopower.com/pdfs/AboutUs/sustainability/corporateDisclosure/Emissions/InitiativestoReduceGhGEmissions.pdf
14 New York Times. “NRG Seeks to Cut 90% of Its Carbon Emissions”. (Nov, 2014). http://www.nytimes.com/2014/11/21/business/energy-environment/nrg-sets-goals-to-cut-carbon-emissions.html?_r=0
15 Size and emissions rankings: NRDC. Benchmarking Air Emissions: Of the 100 Largest Electric Power producers in the United States. (May 2014). http://www.nrdc.org/air/pollution/benchmarking/files/benchmarking-2014.pdf ; Emissions data compared to U.S. emissions: EPA. Inventory of US GHG Emission Sources and Sinks.(2015) http://www.epa.gov/climatechange/pdfs/usinventoryreport/US-GHG-Inventory-2015-Main-Text.pdf  5400 million metric tons 2012 US carbon emissions/ Southern Company 100 million metric tons  = 1.84% of total U.S. emissions; Southern Company. Carbon Disclosure Report 2014.  http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report.pdf
16 Environment America. America’s Dirtiest Power Plants. (2014) http://environmentamericacenter.org/sites/environment/files/reports/Dirty%20Power%20Plants.pdf
17 Environment America. America’s Dirtiest Power Plants. (2014) http://environmentamericacenter.org/sites/environment/files/reports/Dirty%20Power%20Plants.pdf ; for most polluting plant data. See book Uncommon Carriers, John McPhee, 2007 p. 231 for Western Hemisphere reference.

Southern Company’s website and carbon report includes a chart showing a modest drop in emissions from 2012 and 2013 compared to its 2011 emissions.18 However, this drop only reflects one emission category, those emissions from Southern Company owned plants.19 Significantly different from peers, Southern does not report –or even track-- Scope 2 and Scope 3 emissions.20 Scope 2 and 3 emissions can be significant for utilities. For some of Southern Company’s utility peers, Scope 2 and 3 emissions can represent 15-30% of a company’s net total emissions.21 Emissions might have increased in the categories that Southern Company does not report. Because Southern Company’s carbon reporting is incomplete, and because it does not report comprehensive raw carbon data, it is impossible to tell whether the company has actually made net corporate carbon reductions.

Southern Company’s carbon emissions could rise in coming years if the company continues to invest in coal infrastructure, which it is doing with the current coal gasification plant it is building in Kemper County, Mississippi. Southern Company admits as much, stating that “It is uncertain how the Southern Company system's GHG emissions will change in the future.”22 Yet future emissions can be estimated, and are estimated by Southern Company’s utility peers commonly.23 A GHG reduction target would benefit Southern Company by taking the guesswork out of the company’s carbon management for internal and external stakeholders alike.

D.	SOUTHERN COMPANY’S EMISSIONS RESULT IN REGULATORY & STRANDED ASSET RISK
Southern Company’s carbon emissions exposes the company and its investors to substantial business risks, including regulatory risk and potential losses from stranded assets. Southern Company estimates its compliance costs for the new, weak coal ash rules at up to $22 billion, and compliance with the mercury rule at $1.8 billion.24  The EPA’s forthcoming “Clean Power Plan”, slated to be finalized by 2016, will also most likely result in mandatory GHG cuts imposed on Southern Company’s portfolio. Unlike peers Southern Company claims it is unable to estimate the cost impacts of the proposed rule, but did estimate that the Clean Power Plain could cause customer rates to increase $35 billion dollars by 2030.25  Climate related compliance is only expected to increase as climate change worsens, creating significant and foreseeable liability for Southern Company going forward unless it rapidly decarbonizes. Thus, the company’s focus on carbon reduction should be emphasized through a GHG reduction target, which would likely help reduce future coal-related regulatory costs.

18 Southern Company. Carbon Disclosure Report. (2014) p.3  http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report.pdf
19 Southern Company. Carbon Disclosure Report 2014. (Footnote 3) http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report.pdf
20 Southern Company. Carbon Disclosure Report 2014. (Footnote 3, pg. 3) http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report.pdf
21 Entergy. 2013 Entergy Corporate GHG Emissions breakdown by category. http://entergy.com/content/our_community/pdfs/Entergy_GHG_Inventory_2013.pdf. Page 1 shows 15.8% of controllable purchased power (Scope 2) and 17.3% of “uncontrollable” purchased power (Scope 2 or 3- debatable), totaling 33% of Entergy’s net corporate emissions falling into Scope 2 and 3 emissions.
22 Environment America. America’s Dirtiest Power Plants. (2014). (pg. 4). http://environmentamericacenter.org/sites/environment/files/reports/Dirty%20Power%20Plants.pdf
23 For example; FirstEnergy. Sustainability Report (2015). pg. 24 https://www.firstenergycorp.com/content/dam/environmental/files/sustainabilityreport.pdf
24 EPA Regulations Comment: Disposal of Coal Combustion Residuals from Electric Utilities. Comment submitted by Chris M. Hobson, Senior Vice President, Research and Environmental Affairs, Southern Company (Nov, 2010). http://www.regulations.gov/#!documentDetail;D=EPA-HQ-RCRA-2009-0640-6300. See also Southern Company. 2012 Q2 Earnings Call (Art Beattie, CFO). (July, 2012)
http://seekingalpha.com/article/749651-southern-management-discusses-q2-2012-resultsearnings-call-transcript
25 EPA Regulations Comment: Carbon Pollution Emission Guidelines for Existing Stationary Sources. Southern Company - Comment  (Dec, 2014), (pg 210). http://www.regulations.gov/#!documentDetail;D=EPA-HQ-OAR-2013-0602-22907

In addition to regulatory risk, Southern Company is at risk of stranded physical assets. The company has invested enormous resources into expensive carbon management “solutions”. For example its Mississippi coal gasification plant, “Kemper”, was originally estimated to cost $2.01 billion. However the project is now at $6.1B, ---$4 billion over budget and rising.26 Currently, the project’s costs are charges to the company that stress Southern Company’s balance sheet. The company has internalized over a billion dollars of project cost so far, and its Mississippi subsidiary was penalized by a debt downgrade.27 Southern Company’s overall financial performance has been volatile; analysts including Zacks downgraded Southern, purchases of call options have increased over 300%, stock price is down, and insider trading up with the CEO selling $47 million shares28. Had the company been focused on energy efficiency and renewables to decrease GHG emissions, rather than looking for new ways to use coal power, the company would likely have avoided this massive liability before it was even built.

26IEEFA. Estimated Costs of Kemper Have Skyrocketed Since 2009. (2014)  http://www.ieefa.org/wp-content/uploads/2014/11/Kemper-costs.jpg. See also: Forbes. “Southern Company's Discomfort: What Kemper And Vogtle Plants Say About Competitive Power Markets” (Feb. 9, 2015). http://www.forbes.com/sites/williampentland/2015/02/09/southern-companys-discomfort-what-kemper-and-vogtle-plants-say-about-competitive-power-markets/2/
27 Wall Street Journal. “Mississippi High Court Orders Refunds to Southern Co. Subsidiary Customers” (Feb 12, 2015). http://www.wsj.com/articles/mississippi-high-court-orders-refunds-to-southern-co-subsidiary-customers-1423786320; see also: Utilitydive. “Southern Co. earnings take a hit on Kemper costs” (February 5, 2015) http://www.utilitydive.com/news/southern-co-earnings-take-a-hit-on-kemper-costs/360841/; see also Southern Company. Press Release Details Southern Company reports fourth-quarter and full-year 2014 earnings. (Feb 4, 2015). http://investor.southerncompany.com/information-for-investors/latest-news/latest-news-releases/press-release-details/2015/Southern-Company-reports-fourth-quarter-and-full-year-2014-earnings/’. Debt downgrade: Moody’s. “Moody's changes Mississippi Power outlook to negative; affirms Southern's ratings”. (Feb 19, 2015). https://www.moodys.com/research/Moodys-changes-Mississippi-Power-outlook-to-negative-affirms-Southerns-ratings--PR_318759.
28 SleekMoney. “Investors Purchase Large Volume of Call Options on Southern (SO)”.( February 2015) http://sleekmoney.com/investors-purchase-large-volume-of-call-options-on-southern-so/133716/; insider trading- Barron’s. “Southern Co. Chief Executive Sells $47 Million in Stock” (September 12, 2014); Zack’s downgrade- TickerReport “Southern Lowered to Neutral at Zacks (SO)” (February 5th, 2015). http://tickerreport.com/banking-finance/407273/southern-lowered-to-neutral-at-zacks-so/

E.	SOUTHERN COMPANY DEMONSTRATES A NEED TO CHANGE ITS FOCUS TO FACILITATE RATHER THAN BLOCK THE MOVEMENT TOWARD A SUSTAINABLE POWER SECTOR

1.	Southern Company’s Political Spending Undermines Renewable Energy & Climate Policy
In the last decade, Southern Company spent $149 million dollars on political lobbying.29 These funds were used at least in part to finance organizations that lobby against climate change and clean energy policy, such as the controversial American Legislative Exchange Council. Between 2010 and 2012 Southern Company lobbied to undermine the EPA’s Cross State Air Pollution Rule, to delay the Mercury and Air Toxins Standards compliance, and to discourage funding for the EPA to implement carbon pollution standards.30 Historically, Southern Company also actively campaigned against renewable portfolio standards in states where it operates.31 All of Southern Company’s lobbying efforts are approved by executive management and thus seem to reflect company priorities.32 A greenhouse gas target would discourage spending to obstruct climate policy that benefits the long term best interests of the company and its shareholders.

2.	Southern Company Has Funded Climate Change Misinformation for 17 Years
Southern Company has spent shareholder funds on the creation and distribution of information undermining public perception and understanding of climate change for nearly two decades.33 Southern Company’s funding of climate denial was again the subject of public scrutiny when its payments to Willie Soon were exposed. Soon, an academic, was recently found to have accepted payments from the fossil fuel industry in exchange for research.34 Under pressure from the public, Southern Company finally cut ties with Soon.35 Due to lack of disclosure, the scale and beneficiaries of Southern Company spending on climate denial is not known; what has been uncovered indicated it has spent millions on climate change denial spanning 17 years. A greenhouse gas reduction goal would also discourage this unconstructive use of shareholder funds, and would help accelerate the company’s transition to a business plan that manages carbon risk rather than denying it exists.

29 OpenSecrets.Org. Southern Company. https://www.opensecrets.org/lobby/clientsum.php?id=D000000168&year=2014
30 NRDC. Southern Company. Efforts by Utility Companies to Block or Delay EPA Standards. http://www.nrdc.org/air/files/Price-of-Pollution-Politics-SC.pdf
31 The Hill. “Southern Co. takes aim at renewable-energy bill”. (May, 2007). http://thehill.com/business-a-lobbying/3092-southern-co-takes-aim-at-renewable-energy-bill
32 Southern Company. Overview of Southern Company Policies and Practices For Lobbying-Related Activities.(April 2012) http://investor.southerncompany.com/files/doc_downloads/list/Overview_of_Policies_and_Practices_for_Lobbying-Related_Activities.pdf
33 TheGuardian. “What happened to the lobbyists who tried to reshape the US view of climate change?” (February 27, 2015). http://www.theguardian.com/environment/2015/feb/27/what-happened-to-lobbyists-who-tried-reshape-us-view-climate-change?CMP=share_btn_tw; referencing Global Climate Science Communications Plan (April 1998).  https://www.documentcloud.org/documents/1676446-global-climate-science-communications-plan-1998.html
34 NYT. “Deeper Ties to Corporate Cash for Doubtful Climate Researcher”. (February 21, 2015) http://www.nytimes.com/2015/02/22/us/ties-to-corporate-cash-for-climate-change-researcher-Wei-Hock-Soon.html; see also Washington Post. “Things just got very hot for climate deniers’ favorite scientist” (February 23, 2015). http://www.washingtonpost.com/news/morning-mix/wp/2015/02/23/the-favorite-scientist-of-climate-change-deniers-is-under-fire-for-taking-oil-money/
35 Inside Climate News. “Utility Giant Cuts Ties With Willie Soon” (April 7, 2015) http://insideclimatenews.org/news/07042015/utility-giant-cuts-ties-willie-soon-southern-company-coal-climate-change-skeptic-contrarian

3.	Southern Company Does Not Take Responsibility for Climate-Related Public Health Harms & Related Business Risk
Southern company fails to meaningfully address public health risks that are a liability to its business. For example, Southern Company’s “Putting Risk into Perspective” webpage quotes experts stating that “Although this industry [electric utilities] will report large quantities of emissions, the resulting risk to public health is minimal”, that “…while the volumes of some of the utility industry's emissions are high, the risk they pose to public health is quite low…”.36  These statements fail to communicate the public health harms associate with Southern’s coal operations, and the health harms associated with climate change, which result from the company’s 'low risk’ carbon emissions. Both coal operations and climate change pose serious, near term, widespread public health harms and risk, for which Southern Company may be held accountable.37 For example, coal ash is a toxic mix of carcinogens; Southern Company neglects to note that the EPA has classified most of its coal ash disposal sites have posing “high” or “significant” risk to the public.38 Further while Southern Company does not recognize the impacts of climate change on health, the scientific community does, and are receiving comments on a new report called “The Impacts of Climate Change on Human Health in the United States: A Scientific Assessment”.39 Southern Company’s shirking responsibility for its public health harms keeps the Company from taking action to remedy them, leaving shareholders vulnerable to increasing regulation requiring Southern Company to internalize the harms, the potential for environmental violations, and health related liability. A greenhouse gas target would encourage the company to transition toward low carbon solutions --such as energy efficiency, solar and wind-- which are not saddled with costly, risky exposure public health liabilities.

CONCLUSION
Southern Company’s mismanagement of its greenhouse gas emissions include its lack of transparency on carbon performance, its non-standard carbon reporting, the absence of clarity on whether it plans to lower carbon emissions in the future, and its choice to build a new coal plant as a solution to carbon reduction. These non-optimal choices suggest the need for Southern Company to adopt a different approach to climate management. Shareholders request that this approach include a greenhouse gas target as a means of increasing transparency on its carbon management, and as an assurance to investors that the company will be focused on efficiently and successfully reducing greenhouse gas emissions and related business risk.

36 Southern Company. “Putting Risk Into Perspective” http://www.southerncompany.com/what-doing/corporate-responsibility/energy-innovation/tri-risk.cshtml
37 PSR. “Climate Change Is a Threat to Health” http://www.psr.org/environment-and-health/climate-change/
38 Coal ash carcinogenic: PSR et al. Earth Justice. EPA’s Blind Spot: Hexavalent Chromium in Coal Ash (2011) http://earthjustice.org/sites/default/files/CoalAshChromeReport.pdf. Company coal pond data: Southern Company. Coal Combustion Byproducts Report. (2014) http://www.southerncompany.com/what-doing/pdf/coal_Combustion_Byproducts_2014_final.pdf
39 Triplepundit.“Report: Climate Change is Dangerous to Your Health”. (April 15, 2015) http://www.triplepundit.com/2015/04/climate-change-dangerous-health/